1

NAME OF REGISTRANT

Franklin Growth and Income Fund

File No. 811-334

EXHIBIT ITEM No. 77M: Mergers

Pursuant to a Plan of Reorganization by and between Franklin

Asset Allocation Fund, a business trust created under the laws of the State of Delaware, and Franklin Growth and Income Fund, a

business trust created under the laws of the State of Delaware,

the Franklin Asset Allocation Fund, will convey, transfer and deliver to the Franklin Growth and Income Fund, at the closing provided for in Section 3, all of its then-existing assets. The

Agreement and Plan of Reorganization was made on December 1,

2000 and can be found in full, with exhibit No. 77q(g).